June 15, 2011

Amanda Ravitz	Delivered by EDGAR
Assistant Director	and Email
U.S. Securities and Exchange Commission Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Hutchinson Technology Incorporated

Registration Statement on Form S-4

Amended May 27, 2011

File No. 333-173970

Preliminary Proxy Statement on Schedule 14A

Filed May 6, 2011

File No. 001-34838

Schedule TO-I

Filed May 6, 2011

File No. 005-37228

Dear Ms. Ravitz:

On behalf of Hutchinson Technology Incorporated (the “Company”), for which we are serving as counsel, we are submitting the following responses to the comments of the Staff set forth in your letter dated June 10, 2011, regarding the Company’s amended Registration Statement on Form S-4 filed on May 27, 2011. This letter should be read in conjunction with the accompanying Amendment No. 2 to the Company’s Registration Statement (the “Registration Statement Amendment”) and the Company’s Amendment No. 1 to Schedule TO-I, which was filed by the Company on the date hereof with the Commission.

The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company. For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the Company’s response in bold. In this letter, all page references, including those set forth in the Staff’s comments, have been updated to refer to the page numbers in the Registration Statement Amendment.

June 15, 2011

Registration Statement on Form S-4

General

1.	Comment: We continue to evaluate your responses to prior comments 3, 6, 15 and 16. Please confirm our understanding that you intend to file a pre-effective amendment after the shareholder meeting to: (1) disclose whether the New Notes will be issued under the same indenture as the February Notes or under a new indenture and update Exhibit 5.1 accordingly; (2) disclose whether the offering will be a “qualified reopening” for tax purposes and (3) file an exhibit containing the indenture covering the New Notes. We may have additional comments after reviewing your response and amended disclosures.

Response: The Company intends to file a pre-effective amendment after the shareholder meeting to such effect.

What will I receive in the exchange offer…, page v

2.	Comment: We note your response to prior comment 5. Please clarify the disclosure stating that your adjustments will have the effect of not exchanging Old Notes in a principal amount other than $1000 and integral multiples of $1000. Your specification only demonstrates how your adjustments will not result in the issuance of New Notes in a principal amount other than $1000 or integral multiples of $1000. Also, please revise your disclosure to clarify that you will accept tenders from holders who tender an entire position that is less than $1000 principal amount of Old Notes, or confirm that there can be no holders who hold entire positions in Old Notes in denominations of less than $1000. See Rule 13e-4(f)(8)(i).

Response: The Company has clarified that it will accept tenders from holders who tender an entire position that is less than $1000 principal amount of Old Notes.

Selected Financial Information, page 20

3.

Comment: Please refer to prior comments 7 and 8. We note your response to our comments and revised presentation of the pro forma financial information and related discussion of adjustments. However, as previously requested, please revise the filing to separately quantify and identify each pro forma adjustment that bridge the gap between historical results and the pro forma results presented, including offsetting amounts recorded in pro forma interest expense and pro forma shareholders’ equity (book value) per share. Please provide for each pro forma adjustment a referenced footnote that clearly discloses the method and assumptions used in estimating such pro forma adjustment. For example, this discussion should include a separate calculation of the interest for the old debt and new debt that make up the pro forma adjustment for each component (i.e. interest for the coupon rate, debt discount amortization, and amortization of loan fees). In addition, any other pro forma adjustments that were recorded in pro forma net loss, pro forma net loss per share, and pro forma shareholders’ equity (book

June 15, 2011

value) per share related to the debt extinguishment or transaction should be separately quantified and referenced to a footnote, which clearly explains the assumptions involved and provides a calculation of the pro forma adjustment. Please provide similar disclosure for the pro forma information disclosed on page 22, 80 and Exhibit 12.1

Response: The disclosure has been revised to separately quantify and identify each pro forma adjustment for pro forma interest expense and pro forma shareholders’ equity (book value) per share along with reference to footnotes which explain the calculation of the pro forma adjustments on the appropriate tables.

4.	Comment: We note from your revised disclosure on page 21, that the pro forma shareholders’ equity (book value) per share excludes any gain or loss on the purchase and exchange offer for each period presented. Please explain your reason for excluding such gain or loss. It would appear that based on the requirements of Rule 11-02(b)(6) of Regulation S-X the abovementioned gain or loss on the purchase and exchange offer should be included in your pro forma shareholders’ equity (book value) per share amounts for each period presented.

Response: The calculations and disclosure on page 21 related to pro forma shareholders’ equity (book value) per share have been revised in accordance with the requirements of Rule 11-02(b)(6) of Regulation S-X to include any gain or loss on the exchange offer for each period presented.

5.	Comment: We note from your response to our prior comment 9, the prospectus cover, page iv, and elsewhere in your registration statement that, if approved by your shareholders, the February Notes will be amended to remove certain restrictions on increases in the conversion rate. Please tell us if the pro forma information presented on page 21, 22, 80 and Exhibit 12.1 reflects this amended to the February Notes and provide us with your rationale for your conclusion. Also, tell us the accounting impact this amendment will have on your financial statements.

Response: The restrictions that will be removed only come into effect in certain events like a change in control of the Company. The Company’s pro forma financial statements do not reflect extraordinary events like a change in control of the Company. The impact of removing these restrictions could be an increase in shares issued to holders of the February Notes in certain circumstances.

6.	Reference is made to the conversion rate adjustment discussed on page 7. Please tell us if the Old Notes have a similar conversion rate adjustment and tell us if the conversion rate adjustment of the New Notes as compared to the terms of the Old Notes will have a material effect on your financial statements.

Response: The Old Notes have a similar conversion rate adjustment as the New Notes. Since the conversion rate of the New Notes is lower than the conversion rate of the Old Notes, there is a greater dilutive effect in the event of conversion of the New Notes as compared to the Old Notes irrespective of the conversion rate

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adjustment. The dilutive effect of the New Notes is discussed on page 1 under “Material Difference Between the Old Notes and the New Notes.”

Procedures for Tender, page 85

7.	Comment: We note your response to prior comment 11. Please relocate the parenthetical you have added so that, consistent with Section 29(a) of the Exchange Act, it immediately follows and modifies the phrase “arising out of or related to the Old Notes….”

Response: We have relocated the parenthetical.

Exchange as a Recapitalization, page 133

8.	Comment: We refer to prior comment 16. The revised disclosure on pages 133-134 continues to express substantial doubt as to whether the exchange qualifies for treatment as a recapitalization for tax purposes. In this regard, we note the disclosure under the heading “Alternative Treatment.” Accordingly, please revise to disclose the degree of counsel’s uncertainty about this tax matter. Please also include risk factor disclosure to highlight counsel’s uncertainty with respect to New Noteholders’ tax basis and any other material tax consequences stemming from this uncertainty.

Response: We have made revisions in response to the Staff’s comments, including an additional risk factor at page 26.

Alternative Treatment, page 135

9.	Comment: We note your revised disclosure on page 135 in response to prior comment 18. Please have counsel revise its opinion to state whether an exchange of an Old Note for a New Note would constitute a wash sale.

Response: The counsel’s opinion has been so revised.

OID on the New Notes, page 135

10.	Comment: Please revise the first paragraph under the heading to disclose in quantitative terms the issue price and OID of the New Notes rather than simply stating that it will be the same as the February Notes. Additionally, the revised disclosure in this paragraph continues to express doubt as to whether the New Notes would be issued with OID in the context of a qualified reopening. In this regard, please have counsel revise to explain why the rules for determining the fair market value as of the issue date are “not entirely clear in this situation” and disclose the degree of counsel’s uncertainty. Add appropriate risk factor disclosure.

Response: The first paragraph has been revised to disclose in quantitative terms the issue price and OID of the New Notes. We have added additional disclosure on why

June 15, 2011

the rules for determining fair market value are not entirely clear and added an additional risk factor at page 25.

Exhibit 8.1

11.	Comment: It does not appear that counsel has revised the exhibit to disclose that the tax discussion in the prospectus represents counsel’s opinion. We therefore reissue the comment.

Response: The counsel’s opinion has been so revised.

If we can facilitate the Staff’s review of the Registration Statement Amendment or the amended Schedule TO-I or if the Staff has any questions on any of the information set forth herein, please telephone me at (612) 766-8705, Peggy Steif Abram at (612) 766-8509 or Alyn Bedford at (612) 766-7342. Thank you for your time and consideration.

Very truly yours,

/s/ David M. Vander Haar
David M. Vander Haar

DVH/mvl

cc:	Joseph McCann, Senior Counsel

David Orlic, Special Counsel, Office of Mergers & Acquisitions

David P. Radloff

Peggy Steif Abram